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FEB 28 2019

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-65975

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Q ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 18th Street, Suite 1645
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilma Shepherd 303.996.3007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1801 California St., Ste 2900	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Michael S. Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Q ADVISORS LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

MARIA GOMEZ
Notary Public
State of Colorado
Notary ID 20124016132
My Commission Expires May 7, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Q Advisors LLC

Statement of Financial Condition along with Report of Independent Registered Public Accounting Firm

December 31, 2018

Q Advisors LLC

December 31, 2018

Contents

BKD
CPAs & Advisors

1801 California Street, Suite 2900 | Denver, CO 80202-2606
303.861.4545 | Fax 303.832.5705 | bkd.com

Report of Independent Registered Public Accounting Firm

To the Members
Q Advisors LLC
Denver, Colorado

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Q Advisors LLC, (the Company) as of December 31, 2018, including the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

BKD, LLP

We have served as the Company's auditor since 2004.

Denver, Colorado
February 27, 2019

Q Advisors LLC
Statement of Financial Condition
December 31, 2018

Assets

Current Assets		
Cash	$	62,417
Accounts receivable		48,549
Prepaid management fees		2,555,000
Prepaid expenses		37,768
Furniture and equipment, at cost, net of accumulated depreciation of $276,933		12,865
	$	2,716,599

Liabilities and Members' Capital

Liabilities		
Accounts payable and accrued expenses	$	38,784
Total liabilities		38,784
Members' Capital		2,677,815
	$	2,716,599

Q Advisors LLC

Notes to Statement of Financial Condition

December 31, 2018

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Q Advisors LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company earns revenues from financial advisory services related to mergers and acquisitions, private equity and debt financing and capital structure advisory services. Because of the services provided, it is expected that the Company will have significant changes in the makeup of its customer base year to year.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company promptly transmit all customer funds and securities to customers and maintain a bank account designated as a "Special Account for the Exclusive Benefit of Customers." Management has instituted a policy prohibiting the Company from receiving any customer funds or securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. At December 31, 2018, no accounts were deemed doubtful and thus no allowance is provided. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts that are unpaid after the due date do not bear any interest. Delinquent receivables are written off based on specific circumstances of the customer.

Furniture and Equipment

Furniture and equipment are depreciated over the estimated useful life of each asset. Annual depreciation is computed using an accelerated method.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under US GAAP. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach and

applied the standard to contracts not completed as of the date of adoption. The adoption did not have a material impact on the Company's revenue recognition.

Significant Judgements

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking

The Company provides advisory services on mergers and acquisitions (M&A). The Company has identified two separate performance obligations which are distinct within the context of the contract. These performance obligations are financial advisory services and transaction success fees.

For financial advisory services, revenue is generally recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. For these arrangements, the Company has a contractual right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity's performance completed to date. The Company recognizes this revenue to the extent they have a contractual right to invoice. Customers are billed as services are rendered, which is typically a monthly charge specified in the contract. The invoiced amount is commensurate with the value being provided to the customer, and therefore, this recognition method provides an accurate depiction of the transfer of these services.

For transaction success fees, revenue is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Success fees generated from the closing of transactions are a variable form of consideration that is constrained until an acquisition, sale or financing transaction closes, as that is the point at which management believes the performance obligation has been met and collection of revenue is probable.

Costs to Obtain or Fulfill a Contract

The Company expenses all costs to obtain or fulfill a contract with a customer as the Company does not expect to recover those costs. Certain out-of-pocket costs are reimbursable under the contract with a customer. The Company presents the reimbursable out-of-pocket costs and the related revenue on a gross basis in the accompanying statement of income.

Income Taxes

The Company is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual

members for inclusion in their respective tax returns and no provision for federal or state income taxes has been included in the accompanying financial statements.

The Company is no longer subject to federal or state income tax examinations by taxing authorities before 2015 and 2014, respectively.

Subsequent Events

Subsequent events have been evaluated through February 27, 2018, which is the date the financial statements were issued.

Note 2: Related-party Transactions

The Company pays an annual management fee to a related party through common ownership. The amount of the management fee is for all necessary management and administrative services needed to implement the operations of the Company and is determined annually by the members of the Company. The Company's commitment for the management fee for the year ending December 31, 2019 is $2,555,000. At December 31, 2018, the Company had prepaid the entire 2018 management fee.

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $23,633, which was $18,633 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.64 to 1 at December 31, 2018.